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                             March 18, 2021

       Ingo Mueller
       Chief Executive Officer
       Agriforce Growing Systems, Ltd.
       777 Hornby Street, Suite 600
       Vancouver, BC V6Z 1S4
       Canada

                                                        Re: Agriforce Growing
Systems, Ltd.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed March 3, 2021
                                                            File No. 333-251380

       Dear Mr. Mueller:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 1, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Prospectus Cover Page, page i

   1. Please revise your cover page to disclose the 2,266,666 number of units (i.e. volume of securities) in this
offering. Further, you disclose in the Calculation in Registration Fee table the
representative warrants, and $816,000 in common shares issuable upon exercise of the representative
s warrants. Also, please disclose in the cover page the number of representative
warrants, and the number of common shares issuable upon exercise of the
                                                        representative   s
warrants, included in the $816,000 proposed maximum offering price.
                                                        Please see Item
501(b)(2) of Regulation S-K and Securities Act Rules Compliance and
                                                        Disclosure
Interpretations 227.02 for guidance.
 Ingo Mueller
Agriforce Growing Systems, Ltd.
March 18, 2021
Page 2
Legal Opinion - Exhibit 5.1, page iii

2. Please have counsel revise the legal opinion to opine on the units. Risk Factor, page 5

3.     We note your response to comment 3 in our letter dated February 1, 2021.
Section 11 of
       Exhibit 4.1 stipulates that an investor must submit to the exclusive jurisdiction of federal courts for all legal proceedings arising out of or relating to the Series A warrant. Revise to
       add an new risk factor in the section captioned    Risk Factors    to
make clear that this
       provision applies to actions arising under the Securities Act and the Exchange Act.
       Describe the risks to investors relating to this provisions, including increased costs to bring a claim and that it can discourage claims or limit investors ability to bring a claim in a judicial forum that they find favorable. Also describe any uncertainty regarding the enforceability of this provision.
       You may contact Mindy Hooker at (202) 551-3732 or Martin James at (202) 551-3671 if
you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or Geoffrey Kruczek at (202) 551-3641 with any other questions.



                                                              Sincerely,
FirstName LastNameIngo Mueller
                                                              Division of
Corporation Finance
Comapany NameAgriforce Growing Systems, Ltd.
                                                              Office of
Manufacturing
March 18, 2021 Page 2
cc:       Jolie Kahn
FirstName LastName